UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549

                                  FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

   Commission File Number  33-11807

  8300 GREENSBORO DRIVE, SUITE 970, MCLEAN, VA 22102 (703) 749-8240 Address, zip code, and telephone number of principal executive offices)

     COLLATERALIZED MORTGAGE OBLIGATIONS SERIES A, B, C, D, E AND F
       (Title of each class of securities covered by this Form)

                                  NONE
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:
                           Rule 15d-6    X

  Approximate number of holders of record as of the certification
   or notice date:   NONE

  Pursuant to the requirements of the Securities Exchange Act of 1934 JHM ACCEPTANCE CORPORATION III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




January 27, 1998                         Carole R. Parker
 Date                                    Carole R. Parker
                                         Vice President and Chief
                                         Financial and Accounting Officer